UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☐ Form 10-K ☐ Form 20-F ☐Form 11-K ☑ Form 10-Q ☐Form N-SAR

☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Alta Mesa Holdings, LP

Full Name of Registrant

Former Name if Applicable

15021 Katy Freeway, Suite 400

Address of Principal Executive Office (Street and Number)

Houston, Texas 77094

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not finalized its quarterly report for the period ended March 31, 2018 and the presentation of its financial statements. The Registrant was acquired by Alta Mesa Resources, Inc. (f/k/a Silver Run Acquisition Corporation II) (“Alta Mesa Resources”) on February 9, 2018. The Registrant has applied push down accounting in its financial statements from the date of the acquisition to reflect Alta Mesa Resources’ basis and accounting policies. As a result of the acquisition and changes in accounting, the Registrant could not complete and file its Form 10-Q quarterly report by the prescribed due date and needs additional time to finalize its quarterly report. The Registrant anticipates that the review of the quarterly report will be completed and the Form 10-Q finalized in order to file the report within the prescribed extension period.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Michael A. McCabe	281	943-1340
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes ☑   No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      Yes ☐   No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alta Mesa Holdings, LP

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2018	By:	/s/ Michael A. McCabe
		Name:	Michael A. McCabe
		Title:	Vice President and Chief Financial Officer